Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2017 AND 2016

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in United States dollars)

AS AT

	March 31, 2017	September 30, 2016

ASSETS

Current
Cash	$ 12,618,754	$ 8,985,095
Receivables	99,967	15,882
Prepaids (Note 4)	659,989	1,018,232

	13,378,710	10,019,209

Equipment (Note 5)	113,806	127,730
Intangible assets (Note 6)	246,474	255,623

Total assets	$ 13,738,990	$ 10,402,562

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$ 2,952,753	$ 3,538,761
Current portion of long-term debt (Note 7)	662,749	-
Income tax payable	91,191	91,191

	3,706,693	3,629,952

Long-term debt (Note 7)	7,135,833	-
Derivative liability (Note 8)	8,795,609	7,309,467

Total liabilities	19,638,135	10,939,419

Shareholders' equity (deficiency)
Share capital (Note 9)	25,974,742	25,974,742
Reserves (Note 10)	4,589,343	3,805,514
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(34,386,751)	(28,240,634)

	(5,899,145)	(536,857)

Total liabilities and shareholders’ equity (deficiency)	$ 13,738,990	$ 10,402,562

Nature and continuance of operations (Note 1)

Commitments (Note 16)

On behalf of the Board on May 11, 2017

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in United States dollars)

	Three months ended March 31, 2017	Three months ended March 31, 2016	Six months ended March 31, 2017	Six months ended March 31, 2016

OPERATING EXPENSES
Research and development, net of recoveries (Note 17)	$ 2,548,761	$ 2,544,517	$ 1,640,268	$ 5,745,454
Financing costs	218,386	910,101	311,476	937,845
General and administration (Note 17)	1,363,493	1,874,597	2,733,312	3,101,465

Total operating expenses	(4,130,640)	(5,329,215)	(4,685,056)	(9,784,764)

Foreign exchange	578	(5,961)	6,984	87,706
Gain (loss) on derivative liability (Note 8)	(3,480,517)	4,283,146	(1,486,142)	4,665,795

Net loss for the period before taxes	(7,610,579)	(1,052,026)	(6,164,214)	(5,031,263)

Income tax recovery (expense)	-	-	18,097	(6,000)

Net loss for the period	(7,610,579)	(1,052,026)	(6,146,117)	(5,037,263)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	-	(283,189)	-	(337,763)

Comprehensive loss for the period	$ (7,610,579)	$ (1,335,215)	$ (6,146,117)	$ (5,375,026)

Basic and diluted loss per common share	$ (0.26)	$ (0.04)	$ (0.21)	$ (0.20)

Weighted average number of common shares outstanding	29,096,889	26,830,470	29,096,889	24,718,697

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (6,146,117)	$ (5,037,263)
Items not affecting cash:
Amortization	23,073	33,021
(Gain) loss on derivative liability	1,486,142	(4,665,795)
Finance expense	311,476	910,101
Product development and relocation grant	(5,192,799)	-
Unrealized foreign exchange	(4,728)	(58,621)
Share-based payments (Note 10)	575,052	571,266

Changes in non-cash working capital items:
Receivables	(83,782)	25,545
Prepaid expenses	358,243	579,736
Accounts payable and accrued liabilities	(587,483)	(874,530)

Net cash used in operating activities	(9,260,923)	(8,516,540)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	(9,983)

Net cash used in investing activities	-	(9,983)

CASH FLOWS FROM FINANCING ACTIVITIES
Product development and relocation grant	5,192,799	3,786,667
Proceeds on private placement	-	19,999,992
Proceeds on loan advance	8,000,000	-
Financing costs	(156,895)	(855,141)
Interest paid	(147,222)	-
Options exercised	-	28,448
Warrants exercised	-	1,194

Net cash provided by financing activities	12,888,682	22,961,160

Effect of foreign exchange on cash	5,900	(80,937)

Change in cash for the period	3,633,659	14,353,700

Cash, beginning of period	8,985,095	1,579,288

Cash, end of period	$ 12,618,754	$ 15,932,988

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

(Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2015 (Note 2)	22,629,271	$ 19,419,004	$ 2,355,196	$ 45,824	$ (1,738,716)	$ (15,625,796)	$ 4,455,512
Private placement	6,212,118	6,581,815	-	-	-	-	6,581,815
Issuance costs	-	(168,254)	-	-	-	-	(168,254)
Options exercised	233,724	127,632	(99,184)	-	-	-	28,448
Warrants exercised	776	1,628	-	(434)	-	-	1,194
Share-based payments	-	-	571,266	-	-	-	571,266
Foreign currency adjustment	-	-	-	-	(54,574)	-	(54,574)
Effect of functional currency change	-	-	-	263,903	(283,189)	524,950	505,664
Loss for the period	-	-	-	-	-	(5,037,263)	(5,037,263)

Balance, March 31, 2016	29,075,889	$ 25,961,825	$ 2,827,278	$ 309,293	$ (2,076,479)	$ (20,138,109)	$ 6,883,808

Issuance costs	-	(1,837)	-	-	-	-	(1,837)
Options exercised	21,000	14,754	(6,737)	-	-	-	8,017
Share-based payments	-	-	675,680	-	-	-	675,680
Loss for the period	-	-	-	-	-	(8,102,525)	(8,102,525)

Balance, September 30, 2016	29,096,889	$ 25,974,742	$ 3,496,221	$ 309,293	$ (2,076,479)	$ (28,240,634)	$ (536,857)
Warrants issued on long-term debt	-	-	-	208,777	-	-	208,777
Share-based payments	-	-	575,052	-	-	-	575,052
Loss for the period	-	-	-	-	-	(6,146,117)	(6,146,117)

Balance, March 31, 2017	29,096,889	$ 25,974,742	$ 4,071,273	$ 518,070	$ (2,076,479)	$ (34,386,751)	$ (5,899,145)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

1.       NATURE AND CONTINUANCE OF OPERATIONS

Nature of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 - 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Stock Exchange (“TSX”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at March 31, 2017, no products are in commercial production or use.

Change in Presentation Currency

The Company has retroactively changed its presentation currency to the United States dollar (“US$”) from the Canadian dollar (“C$”). The change is detailed in Note 2.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $6,146,117 during the six months ended March 31, 2017 and has an accumulated deficit of $34,386,751. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at March 31, 2017, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. Management has forecasted that the Company’s current working capital will not be sufficient to execute its planned expenditures for the coming year. These matters indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern.

During the period ended March 31, 2017, the Company entered into a $10,000,000 term credit loan facility agreement (Note 7) pursuant to which the Company has initially drawn down $8,000,000. During the period ended March 31, 2017, the Company also received $5,192,799, a portion of the third and final tranche of Cancer Prevention Research Institute of Texas (“CPRIT”) funding of $5,422,000 (Note 16). Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.

2.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

2.       BASIS OF PRESENTATION (cont’d...)

Statement of Compliance (cont’d...)

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2016.

Basis of Presentation

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts expressed in these condensed consolidated interim financial statements and the accompanying notes are expressed in United States dollars, except per share data and where otherwise indicated. References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Basis of Consolidation

The condensed consolidated interim financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated upon consolidation.

Functional and Presentation Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to January 1, 2016, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The financing completed in January 2016 and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the US$ effective January 1, 2016.

The Company has adopted the US$ as the presentation currency for the consolidated entity retrospectively. For comparative reporting purposes, historical financial statements were translated into the US$ reporting currency whereby assets and liabilities were translated at the closing rate in effect at the end of the comparative periods; revenues, expenses and cash flows were translated at the average rate in effect for the comparative periods and equity transactions were translated at historic rates. The historic translation had an impact of $1,765 as an unrealized foreign exchange loss as at October 1, 2013. Upon the change of functional currency as at January 1, 2016, the Company recognized an impact of $283,189 to the accumulated comprehensive income (loss).

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

2.       BASIS OF PRESENTATION (cont’d...)

Functional and Presentation Currency (cont’d...)

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets - impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets - useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 16 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates, additional draws on the facility and any prepayments made, should the Company elect to do so (Note 7).

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

2.       BASIS OF PRESENTATION (cont’d...)

Estimates (cont’d...)

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 8).

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company makes reference to prices quoted on the TSX and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

3.       SIGNIFICANT ACCOUNTING POLICIES

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s condensed consolidated interim financial statements has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 15 on the Company’s financial statements has not yet been determined.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

New standards not yet adopted (cont’d...)

IFRS 16, Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s leases has not yet been determined.

4.       PREPAID EXPENSES

	March 31, 2017	September 30, 2016

Clinical program deposit	$500,550	$677,357
Other deposits and prepaid expenses	159,439	340,875

Balance	$659,989	$1,018,232

5.       EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2015	$148,674	$39,020	$187,694
Additions	5,644	4,339	9,983

Balance, September 30, 2016	154,318	43,359	197,677
Additions	—	—	—

Balance, March 31, 2017	$154,318	$43,359	$197,677

Accumulated Amortization
Balance, September 30, 2015	$16,079	$6,151	$22,230
Amortization expense	33,515	14,202	47,717

Balance, September 30, 2016	49,594	20,353	69,947
Amortization expense	10,472	3,452	13,924

Balance, March 31, 2017	$60,066	$23,805	$83,871

Net Book Value
Balance, September 30, 2016	$104,724	$23,006	$127,730
Balance, March 31, 2017	$94,252	$19,554	$113,806

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 17).

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

6.       INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2015	$374,685
Net exchange differences	(13,401)

Balance, September 30, 2016 and March 31, 2017	$361,284

Accumulated Amortization
Balance, September 30, 2015	$90,604
Amortization expense	18,464
Net exchange differences	(3,407)

Balance, September 30, 2016	105,661
Amortization expense	9,149

Balance, March 31, 2017	$114,810

Net Book Value
Balance, September 30, 2016	$255,623
Balance, March 31, 2017	$246,474

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 17).

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of C$40,000 for 2013 and escalating to C$85,000 by 2017. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.       LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company has initially drawn down $8,000,000 from the SVB Term Loan. There is a conditional option to receive an additional $2,000,000 by April 28, 2017 upon positive data for the Company’s ongoing Phase 1 clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant of $5,422,000, of which $5,192,799 was received during the period ended March 31, 2017 (Note 16). As at the filing of these financial statements, the Company has not drawn down the additional $2,000,000 and is in discussions with SVB regarding an extension to the April 28, 2017 drawdown date. There is no confirmation as to whether these funds will be available to the Company as of the filing date of these financial statements.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

7.       LONG-TERM DEBT (cont’d...)

The SVB Term Loan bears an interest rate of Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company is required to make interest only payments until December 31, 2017. The interest only payment period will be extended by six months if the second tranche of $2,000,000 is drawn by the Company. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan.

The SVB Term Loan is secured by a perfected first priority lien on all of the Company’s assets, with a negative pledge on the Company’s intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants under the SVB Term Loan.

Upon funding of the respective tranches of the SVB Term Loan, the Company is required to grant to SVB common share purchase warrants. In connection with the initial $8,000,000 draw, the Company granted an aggregate of 149,532 warrants, exercisable at a price of $2.14 per share for a period of seven years until November 18, 2023. The warrants were measured at fair value using the Black-Scholes option pricing model on the date of the grant with a risk-free interest rate of 1.32%, term of 7 years, volatility of 75.4% and dividend rate of 0%. The fair value of the warrants was determined to be $208,777. The Company incurred additional transaction costs of $156,895 related to the SVB Term Loan. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 11.32%.

Total

Balance, September 30, 2016	$—
Loan advance	8,000,000
Transaction costs	(365,672)
Interest paid	(147,222)
Accretion	311,476

Balance, March 31, 2017	$7,798,582

Current portion, March 31, 2017	$662,749
Long-term portion, March 31, 2017	$7,135,833

8.       DERIVATIVE LIABILITIES

Broker Warrants Denominated in Foreign Currency

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The derivative liability was designated as a financial liability carried at fair value through profit and loss.

Warrants exercisable in US dollars prior to January 1, 2016 and warrants exercisable in Canadian dollars after January 1, 2016, the date marking the Company’s change in functional currency, are therefore classified as derivative liabilities.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

8.       DERIVATIVE LIABILITIES (cont’d...)

Broker Warrants Denominated in Foreign Currency (cont’d...)

In 2015, the Company issued 257,018 broker warrants. Each broker warrant was exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant (Note 10). On issuance of the broker warrants, the Company recorded a derivative liability of $282,287 using the Black-Scholes model. As at December 31, 2015, the derivative liability had a fair value of $588,407, using the Black-Scholes model with a risk-free interest rate of 0.52%, term of 1.04 years, volatility of 80.0%, and dividend rate of 0%. On January 1, 2016, the Company de-recognized the derivative liability of $588,407. On January 16, 2017, the remaining 256,363 outstanding warrants expired unexercised.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 25,000 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$2.00 for a period of five years (Note 10). The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%.

On January 1, 2016, the Company recorded a derivative liability of $82,743 using the Black-Scholes model. As at March 31, 2017, the derivative liability had a fair value of $45,772 (September 30, 2016 - $42,202). The Company has recorded the resulting change in fair value of $3,570 (2016 - $28,602) in the statement of loss and comprehensive loss.

2016 Warrants

In January 2016, the Company completed a private placement of 4,545,452 units of the Company at $3.30 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one common share of the Company, one 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $3.30 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

On issuance of the 7-Year and 2-Year Warrants in January 2016, the Company recorded derivative liabilities of $10,181,817 and $3,236,363, respectively using the Black-Scholes model. The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at March 31, 2017, the 7-Year Warrants derivative liability had a fair value of $7,330,008 (September 30, 2016 - $6,005,794). As at March 31, 2017, the 2-Year Warrants derivative liability had a fair value of $1,419,829 (September 30, 2016 - $1,261,471). The Company has recorded the resulting change in fair value of $1,482,572 (2016 - $4,254,544) in the statement of loss and comprehensive loss.

The Company uses the Black-Scholes option pricing model to estimate value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition (January 1, 2016 with respect to the broker warrants and January 14, 2016 with respect to the 2016 Warrants), September 30, 2016, and March 31, 2017:

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

8.       DERIVATIVE LIABILITIES (cont’d...)

2016 Warrants (cont’d...)

	March 31, 2017	September 30, 2016	January 14, 2016	January 1, 2016

Risk-free interest rate	1.89%	1.21%	1.55%	0.62%
Expected life	4.11 years	4.62 years	5.33 years	3.29 years
Expected annualized volatility	75.6%	70.0%	70.0%	80.0%
Dividend	-	-	-	-

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $1,311,286 as at March 31, 2017. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $1,265,824 as at March 31, 2017. If the volatility were to increase by 10%, this would increase the obligation by approximately $651,387 as at March 31, 2017. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $698,591 as at March 31, 2017.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2015	$993,099
Derivative liability on change in functional currency	82,743
Derivative liability on issuance of warrants	13,418,180
Change in fair value	(6,574,105)
Net exchange differences	(22,043)
De-recognition of derivative liability on functional currency change	(588,407)

Balance, September 30, 2016	7,309,467
Change in fair value	1,486,142

Balance, March 31, 2017	$8,795,609

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

Private placements

a) March 2016 Private Placement

In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares at a price of $3.00 per share for gross proceeds of approximately $5,000,000. The Company incurred financing costs of $62,797.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d...)

Private placements (cont’d...)

b) January 2016 Private Placement

In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 Units of the Company at a price of $3.30 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one common share, one 7-Year Warrant, and one-half of one 2-Year Warrant. The 7-Year Warrant and 2-Year were assigned fair values using the Black-Scholes model (Note 8). The residual value was assigned to the common share in the Unit in accordance with IAS 32 Financial instruments: presentation. In connection with the January 2016 Financing, the Company paid a cash commission to a financial advisor of approximately $463,447 and incurred other financing costs of $553,942. The financing costs were recorded as $107,288 in equity for the issuance of the common shares and $910,101 to finance expense in the statement of loss and comprehensive loss for the issuance of the 2016 Warrants.

In connection with the January 2016 Financing, Clarus Lifesciences III, L.P. (“Clarus”) acquired 2,121,212 common shares, representing approximately 9.4% of the issued and outstanding common shares as at December 29, 2015 on a non-diluted basis and excluding the warrants which were issued to Clarus on the closing date and the common shares issuable upon exercise thereof. Pursuant to the terms of the subscription agreement between the Company and Clarus, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 common shares, subject to adjustment in certain circumstances.

In addition, on the closing of the January 2016 Financing, certain shareholders, who in the aggregate controlled approximately 9,482,800 common shares constituting 41.9% of the issued and outstanding common shares on a non-diluted basis as at December 29, 2015, entered into a voting agreement (the “Voting Agreement”) with Clarus providing that such shareholders will vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Company. The provisions of the Voting Agreement relating to change of control transactions will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/2 clinical trial of EPI-506 by the Company or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Company’s board of directors.

10.       RESERVES

Stock options

The Company has adopted a Stock Option Plan (the “Plan”), pursuant to which up to a maximum of 5,000,000 shares may be reserved for issuance. The Stock Option Plan is consistent with the policies and rules of the TSX and NASDAQ. Pursuant to the Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Plan are accounted for as equity-settled share-based payments.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

10.       RESERVES (cont’d...)

Stock options (cont’d...)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2015	3,473,519	C$ 1.91
Options granted	910,000	5.39
Options exercised	(281,000)	(0.61)
Options expired/forfeited	(40,000)	(4.39)

Balance outstanding, September 30, 2016 and March 31, 2017	4,062,519	C$ 2.76
Balance exercisable, March 31, 2017	2,926,265	C$ 2.14

At March 31, 2017, options were outstanding enabling holders to acquire common shares as follows:

Exercise price (C$)		Number of options	Weighted average remaining contractual life (years)

C$	0.80	1,118,300	1.18
	2.00	1,859,219	2.41
	3.49	290,000	4.36
	5.15	10,000	2.93
	5.35	50,000	7.93
	6.25	600,000	3.79
	7.26	20,000	3.61
	9.10	60,000	8.45
	14.90	55,000	7.78

		4,062,519	2.65

Share-based compensation

During six months ended March 31, 2017, the Company granted Nil (2016 - 620,000) stock options with a weighted average fair value of $Nil per option (2016 - C$3.25). The Company recognized share-based payments expense of $575,052 (2016 - $571,266) for options granted and vesting during the period.

Share-based payments expense is allocated to its functional expense as follows:

	2017	2016

Research and development expense (Note 17)	$84,303	$185,194
Financing costs	—	27,744
General and administrative (Note 17)	490,749	358,328

	$575,052	$571,266

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

10.       RESERVES (cont’d...)

Share-based compensation (cont’d...)

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2017	2016

Risk-free interest rate	-	0.63%
Expected life of options	-	3.58 years
Expected annualized volatility	-	74.0%
Dividend	-	-

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2015	282,489	$2.64
Warrants granted	6,818,178	3.30
Warrants exercised	(776)	(1.48)
Warrants expired	(350)	(1.48)

Balance, September 30, 2016	7,099,541	$3.28
Warrants granted	149,532	2.14
Warrants expired	(256,363)	2.75

Balance outstanding and exercisable, March 31, 2017	6,992,710	$3.27

Warrants exercisable in Canadian dollars as at March 31, 2017 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

At March 31, 2017, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

25,000		C$2.00	April 15, 2019
4,545,452	(1)	US$3.30	January 14, 2023
2,272,726	(1)	US$3.30	January 14, 2018
149,532		US$2.14	November 18, 2023

6,992,710

(1)	Detailed terms of the 2016 Warrants are included in Note 8.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

11.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended March 31, 2017, the Company issued warrants valued at $208,777 in connection with the SVB term loan (Note 7).

During the six months ended March 31, 2016, the Company accrued share issuance costs of $74,404 through accounts payable and accrued liabilities and issued 213,724 common shares on the cashless exercise of 240,000 stock options.

12.       RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, Chief Medical Officer, Executive VP and Chief Operating Officer, Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2017	2016

Salaries, consulting fees, and director fees	$1,073,077	$1,304,947
Share-based payments (a)	524,360	439,735
Total compensation	$1,597,437	$1,744,682

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

During the six months ended March 31, 2017, the Company granted Nil (2016 - 600,000) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $524,360 (2016 - $439,735).

Included in accounts payable and accrued liabilities at March 31, 2017 is $139,016 (September 30, 2016 - $276,399) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination.

The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. The CMO and Executive Vice-President of Research and Development are entitled to a payment of six months of base salary upon termination without cause, and one year of base salary if the termination was caused by a change of control event.

The COO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, CMO, Executive Vice-President of Research and Development, and COO vest immediately upon a change of control.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

13.       SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment is located in the USA.

14.       CAPITAL MANAGEMENT

The Company considers its capital to be long-term debt and the components of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its business and maintain the necessary corporate and administrative functions to facilitate these activities. This is done through both debt and equity financing.

In December 2015, the Company filed a short form base shelf prospectus in British Columbia, Alberta, and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10, which enables issuances from time to time in order to increase the Company’s available capital which was used in connection with the financings completed during the year ended September 30, 2016 (Note 9). Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

On November 18, 2016, the Company entered into the SVB Term Loan (Note 7), pursuant to which the Company has drawn down $8,000,000 as at March 31, 2017.

Other than the SVB Term Loan, there were no changes to the Company’s approach to capital management during the period ended March 31, 2017. As at March 31, 2017, the Company is not subject to externally imposed capital requirements.

15.       FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $8,735,000 which includes the principal and financing costs assessed on settlement as at March 31, 2017. The derivative liabilities are measured using level 3 inputs (Note 8).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due to a vendor refund (received subsequent to March 31, 2017), refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

15.       FINANCIAL INSTRUMENTS AND RISK (cont’d...)

Financial risk factors (cont’d...)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2017, the Company had working capital of $9,672,017. During the period ended March 31, 2017, the Company received $5,192,799, a portion of the third and final tranche of CPRIT funding of $5,422,000 (Note 16), which has been recorded as research and development recoveries in profit and loss. The SVB Term Loan is repayable over 33 months following an interest-only period ending December 31, 2017. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all the milestones (Note 16).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)      Interest rate risk

As at March 31, 2017, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $15,375 or decrease of $2,203 in the net loss realized for the period.

(b)     Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in US dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the US dollar due to the financings completed in US dollars, the US dollar-denominated CPRIT Grant (Note 16) and movement of operations to Houston pursuant to the terms of the CPRIT Grant; accordingly, the Company adopted the US dollar as its functional currency from the Canadian dollar as of January 1, 2016, so that the Company’s foreign currency risk exposure now relates to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $36,568 in the net loss realized for the period.

The Company does not currently engage in hedging activities.

(c)      Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

16.       COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2017		2018		2019		2020		2021

Minimum annual royalty per License Agreement (Note 6)	C$	-	C$	85,000	C$	85,000	C$	85,000	C$	85,000
Lease on Vancouver office space		20,477		40,953		40,953		40,953		40,953

Total (in C$)	C$	20,477	C$	125,953	C$	125,953	C$	125,953	C$	125,953

SVB loan payments (Note 7)		$280,722		$2,536,693		$3,195,590		$3,883,590		$—
Lease on US office spaces		$83,877		$170,485		$175,166		$44,474		$—

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the period ended March 31, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000; the amount was recognized as research and development recoveries in the statement of loss and comprehensive loss.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

MARCH 31, 2017

17.       EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

	Three months ended March 31, 2017	Three months ended March 31, 2016	Six months ended March 31, 2017	Six months ended March 31, 2016

Clinical	$991,740	$763,437	$1,827,661	$1,379,285
Consulting	227,710	165,000	466,914	588,171
Legal patents and license fees	165,273	182,707	340,395	444,633
Manufacturing	1,481,642	535,852	2,411,463	1,483,998
Other	72,310	95,944	170,901	178,764
Pharmacology	86,354	128,525	237,474	253,961
Program administration	94,243	93,464	187,339	93,464
Royalties	48,863	46,228	48,863	46,228
Salaries and benefits	501,035	460,000	975,608	994,307
Share-based payments (Note 10)	38,747	65,232	84,303	185,194
Travel	40,844	8,128	82,146	97,449
CPRIT grant claimed on eligible expenses (Note 16)	(1,200,000)	—	(5,192,799)	—

Total	$2,548,761	$2,544,517	$1,640,268	$5,745,454

General and administrative expenses include the following major expenses by nature:

	Three months ended March 31, 2017	Three months ended March 31, 2016	Six months ended March 31, 2017	Six months ended March 31, 2016

Amortization	$11,537	$16,580	$23,073	$33,021
Consulting and subcontractor fees	20,166	19,640	42,869	33,021
Director fees	57,500	71,758	95,000	135,758
Insurance	100,671	88,409	208,061	228,267
Investor relations	72,136	79,897	119,466	179,251
Office, IT and communications	50,909	87,686	121,355	172,544
Professional fees	203,238	227,625	386,593	419,999
Regulatory fees and transfer agent	24,131	78,831	45,895	117,880
Rent	120,224	144,223	231,818	278,826
Salaries and benefits	440,628	769,639	857,121	1,061,548
Share-based payments (Note 10)	202,877	254,455	490,749	358,328
Travel and entertainment	59,476	35,854	111,312	83,022

Total	$1,363,493	$1,874,597	$2,733,312	$3,101,465